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                                                                 EXHIBIT (12)(a)

                                   ONEOK, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                         Year Ended    Year Ended
                                         December 31,  August 31,
(Unaudited)                                  2000        1999
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                                           (Thousands of Dollars)

Fixed Charges, as defined

Interest on long-term debt                  $ 90,027   $ 37,087
Other interest                                24,775     14,440
Amortization of debt discount and expense      3,828      1,282
Interest on lease agreements                   3,497      2,604
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Total Fixed Charges                          122,127     55,413
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Earnings before income taxes and
 undistributed income from equity
 investees                                   229,754    169,552
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Earnings available for fixed charges        $351,881   $224,965
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Ratio of earnings to fixed charges              2.88 x     4.06 x
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For purposes of computing the ratio of earnings to fixed charges, "earnings"
consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.